*Larrea Biosciences, Inc.*
*1628 Marshall*
*Houston, Texas 77006-4122*
*832-695-0096 Fax 832-285-1307*
www.larrearx.com

June 27, 2008

Vanessa Robertson, Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Subject:  Larrea Biosciences Corporation (File Number 000-50281)

Form 10KSB for Year Ended April 30, 2007

Dear Ms. Robertson,

In response to your May 21, 2008 letter and subsequent telephone conversations, we have complied with the following:

Item 13. Exhibits and Reports on Form 8K, page 19

"Please amend your filing to include the exhibits that you indicate as having been filed with your Form 10KSB as none appear to have been filed."

We have filed an amended 10KSB on May 20[th] and included the missing exhibits, in that filing.

We understand that Larrea Biosciences Corporation and its officers are responsible for the adequacy and accuracy of the disclosure in the filing under the Securities Act of 1934, staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We also have adequate processes of review and control to ensure compliance with these regulations.

If you have any other comments, please contact me.

Sincerely,

Peter P. Smetek Jr.

Chairman & CEO